                                                                    Exhibit 16.1

March 28, 2006

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for AXS-One Inc. and, under the date of
March 23, 2006, we reported on the consolidated financial statements of AXS-One
Inc. and subsidiaries as of December 31, 2005 and 2004 and for the each of the years in the three-year period ended December 31, 2005. On March 24, 2006, our appointment as principal accountants was terminated. We have read AXS-One Inc.'s statements included under Item 4.01 of its Form 8-K dated March 24, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with AXS-One Inc.'s statement that the Audit Committee has retained
Amper, Politziner & Mattia P.C. as its new independent registered public accounting firm or the statements in the fourth paragraph.

Very truly yours,

/s/ KPMG LLP